

ALL AMERICAN GUNSLINGERS

Your Rights. Your Safety. Your Freedom.



EXECUTIVE SUMMARY

Market

We operate a retail firearms store, a firing range, and offer onsite gunsmithing services in New Port Richey, FL

Team

Our management team includes two former Marines - one a firearms instructor - and expert gunsmiths.

Financial

See a summary of our financial projections as part of this presentation, and a detailed complete set of financial projections in our offering documents.

Our Goal

Our goal is to raise up to **$1.25M** from the community to ramp up our business. We're offering this through the Securities Act of 1033's Reg CF Exemption, which is a fairly new exemption that allows anyone in the community to invest in a private business.

We're offering our community the opportunity to invest in our business and share in our success with a potential **1.7x** financial return on your investment - plus perks!

SOURCES OF REVENUE

Products and Services



Range

Range lanes are accessible to the public 70 hours per week.



Retail

Handguns, long guns, ammunition, accessories, and branded apparel.



Training/instruction

Skilled and experienced trainers utilizing next-generation technology to set the standard for comprehensive firearm training.



Events

Our classrooms also serve as event spaces and meeting rooms.



Gunsmith Services

Skilled and experienced gunsmiths offer added convenience for customers seeking to modify or repair their firearms.


GOLD-N-PAWND II INC
Spring Hill
Firing Line Gun Range and Cartridge Co. Inc
4321 US-19, New Port Richey, FL 34652
Reload, LLC
Silver Dollar Shooters Club
Palm
Harbor
Florida Firearms Academy
Shooting Sports Inc
Clearwater
Tampa
Wyoming Antelope Club Florida Chapter, Inc.
Bill Jackson Inc
Park
MacDill AFB Skeet & Trap Range

THERE ARE FEW SHOOTING RANGES IN THE AREA.

TIMELINE



Company founded 4/27/23

Equipment obtained
4/10/23

Lease signed
11/17/23

Receive ATF approval
2/24/24

Receive County approval
4/9/24

Soft opening (tentative)
Week of 4/27/24

Continuous Operations

RANGE/RENTALS

- ## 14 lanes
  There are 14 lanes available for shooting practice at 25 yards.

- ## Automated target retrieval
  The range has automated target retrieval systems for convenience.

- ## Temperature controlled
  The range maintains a constant 71 degree temperature through HVAC systems.

- ## $22/hour lane rental
  It costs $22 per hour to rent a lane at the range.

- ## $18 guest fee
  There is an additional $18 guest fee to bring non-members to the range.

- ## Recycle brass and lead
  The range recycles used brass casings and lead bullets for sustainability.

RETAIL SPACE

The 750 square foot retail space has an initial inventory valued at $150,000. Handguns and ammunition are top selling products, contributing 24% and 45% of total sales respectively.



MEET THE TEAM

Our team is what makes us tick. Our cross-functional expertise, diverse, relevant experiences in the military, and formal training in firearms among the team provide the basis for managing the business.



Sarek Goldsmith

Treasurer

Director of Retail Operations



Joe Bitz

President

Director of Training



Cody Klein

Secretary

Director of Gunsmith Operations



Raymond Kraus

Vice-President

Director of Range Operations

FINANCIAL MODEL

Projections and Revenue Mix

Projections



Revenue

Year 1: $1,827,552 — $97,273
Year 2: $2,110,782 — $213,835
Year 3: $2,216,949 — $255,503
Year 4: $2,283,458 — $266,828
Year 5: $2,351,962 — $306,879

● Revenue ● Net Income

Projected Revenue mix



Memberships 17%
Gunsmithing 21%
Training 5%
Contract & Event Income 1%
Range 23%
Retail 34%